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                          January 12, 2022

       Fady Boctor
       President and Chief Commercial Officer
       Petros Pharmaceuticals, Inc.
       1185 Avenue of the Americas, Suite 249
       New York, NY 10036

                                                        Re: Petros
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed January 6,
2022
                                                            File No. 333-262038

       Dear Mr. Boctor:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Christine Westbrook at 202-551-5019 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Jayun Koo, Esq.